SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 7 December 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number                     Exhibit Description

99.1                                         Tender Offer - Pricing

InterContinental Hotels Group PLC
7 December 2004

InterContinental Hotels Group PLC
(the "Company")

€600,000,000 4.75 per cent. Notes due 2010
(ISIN: XS0178293196; Common Code: 017829319)
(the "Notes")

NOTICE IS HEREBY GIVEN that, further to the announcement of the result of the Company's Tender Offer earlier today, the Tender Price in respect of those Notes validly tendered in the Tender Offer was determined at 11.00 a.m. (CET) (10.00 a.m. (GMT)) today, as follows:

Cash price for Notes validly tendered on or before the Early Tender Deadline of 5.00 p.m. (CET) (4.00 p.m. (GMT)) on 24 November 2004 (the "Early Tender Purchase Price"): €106.639.

Cash price for Notes validly tendered on or before the Closing Date of 5.00 p.m. (CET) (4.00 p.m. (GMT)) on 3 December 2004 (the "Purchase Price"): €105.989.

Payment of the Early Tender Purchase Price or the Purchase Price, as applicable, will be made on 9 December 2004 as described in the Notice of Terms of Tender Offer dated 11 November 2004 (the "Tender Offer Notice").

Terms used in this Notice and not defined herein shall have the same meaning given to them in the Tender Offer Notice.

As announced earlier today, the Company will redeem on 7 January 2005 (the "Redemption Date") all of the above Notes which have not been tendered pursuant to the Tender Offer made by the Company on 11 November 2004 at their principal amount, together with interest accrued thereon to, but excluding, the Redemption Date.

The Issuing and Paying Agent with respect to the Notes and the Tender Agent with respect to the Tender Offer are as follows:

ISSUING AND PAYING AGENT

HSBC Bank plc
8 Canada Square
London E14 5HQ

TENDER AGENT

HSBC Bank plc
8 Canada Square
London E14 5HQ

The Lead Dealer Manager with respect to the Tender Offer is as follows:

LEAD DEALER MANAGER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Telephone: +44 (0) 20 7742 7506
Fax: +44 (0) 20 7325 8232
email: john.cavanagh@jpmorgan.com

For further information, please contact:

IHG Contacts

Investor Relations:                                                                                                                                                           +44 (0) 1753 410 176
Media relations:                                                                                                                                                               +44 (0) 7808 094 471

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	7 December 2004